(2)(K)(vii)(a)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

ING SENIOR INCOME FUND

OPERATING EXPENSE LIMITS

Name of Fund*	Maximum Operating Expense Limit
(as a percentage of managed and average net assets)
	Class A	Class B	Class C	Class I1	Class W1
ING Senior Income Fund Term Expires July 1, 2009	0.90% of Managed Assets plus 0.45% of average daily Net Assets	0.90% of Managed Assets plus 1.20% of average daily Net Assets	0.90% of Managed Assets plus 0.95% of average daily Net Assets	0.90% of Managed Assets plus 0.20% of average daily Net Assets	0.90% of Managed Assets plus 0.20% of average daily Net Assets

*	This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.

/s/ HE
HE

Date Last Amended: November 20, 2009

[1]	Class I and Class W Shares effective on April 15, 2008.